Theravance Biopharma, Inc.

c/o Theravance Biopharma US, Inc.

901 Gateway Blvd.

South San Francisco, CA 94080

July 14, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Johnny Gharib

Re:                             Theravance Biopharma, Inc.

Registration Statement on Form S-3

File No. 333-205275

Request for Acceleration of Effective Date

Dear Mr. Gharib,

Theravance Biopharma, Inc. (the “Registrant”) and the subsidiary guarantors of the Registrant listed as co-registrants on Annex A hereto (the “Co-Registrants” and, together with the Registrant, the “Registrants”), hereby request that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-3 effective at 4:30 p.m., Eastern Daylight Time, on July 16, 2015 or as soon as possible thereafter.  In connection with such request, the Registrants hereby acknowledge that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrants hereby authorize Bradford J. Shafer, general counsel of the Registrant, to orally modify or withdraw this request for acceleration.

[Signature Page Follows]

Sincerely,

THERAVANCE BIOPHARMA, INC.

/s/ Renee D. Gala
Renee D. Gala
Senior Vice President and Chief Financial Officer

ANNEX A

Co-Registrant	File No.
Theravance Biopharma Antibiotics, Inc.	333-205275-06
Theravance Biopharma Cayman Holdings, Inc.	333-205275-05
Theravance Biopharma Ireland Limited	333-205275-04
Theravance Biopharma R&D, Inc.	333-205275-03
Theravance Biopharma UK Limited	333-205275-02
Theravance Biopharma US, Inc.	333-205275-01